April 28, 2005

via facsimile and U.S. mail

Mr. James D. Eger
Chief Financial Officer
Continental Energy Corporation
14001 Dallas Parkway, Suite 1200
Dallas, Texas  75240


	Re:	Continental Energy Corporation
		Form 20-F, Filed January 26, 2005
		File No. 0-17863
      Response letter dated April 25, 2005

Dear Mr. Eger:

      We have reviewed the above filing and response letter and have the following accounting comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

20-F for the year ended July 31, 2004

Controls and procedures

1. We note the disclosure you provided in response to prior comment 1 whereby you state that there were no "significant changes in [your] internal control over financial reporting or in other factors that could significantly affect these controls subsequent to the date of
[your] last evaluation." However, Item 308(c) of Regulation S-K requires that you disclose any change in the registrant`s internal control over financial reporting that has "materially affected, or is reasonably likely to materially affect, the registrant`s internal control over financial reporting." See also paragraph 4(d) of Regulation S-K, Item 601, and Exhibit 31. Please revise your disclosure accordingly.

Exhibit 31

2. We note the revised certifications you provided in response to prior comment 2. Note that the paragraph 4(b) representation may be omitted until you are required to include management`s internal control report in your annual report. Please confirm that you have fully complied with this certification or revise, as appropriate. Refer to Release No. 33-8238, Item III.E., entitled Discussion of Amendments Related to Certifications, Transition Period, at http://www.sec.gov/rules/final/33-8238.htm#iiie.

Financial Statements

	Consolidated Balance Sheet

3. We understand from Note 11 that the line item, "Due from related parties", primarily reflects a balance owed by a company controlled by the Estate for a deceased director. Note that Rule 5-02.30 of Regulation S-X indicates that accounts or notes receivable arising from transactions involving the registrant`s capital stock should be presented as deductions from shareholders` equity and not as assets.
Please supplementally provide in more detail the nature of the amounts due from the related party. To the extent the receivable amount was derived from transactions involving your capital stock, revise the consolidated balance sheet to report the amount as a deduction from shareholders` equity. Refer to SAB Topic 4:E for related guidance.

Consolidated Schedule of Resource Property Costs

4. We note the line item, "Costs recovery", included in the Bengara and Yapen sections of Schedule 1 representing reductions of resource property costs. Please supplementally provide the details regarding the production sharing contracts that appear to give rise to these recovery costs. Clearly describe your accounting under Canadian and
US GAAP for these recovery costs and cite any applicable accounting literature to support your methodology. In this regard, note that proceeds from the sale of cost recovery oil received under production sharing contracts are generally recorded as revenue for US GAAP.

5. We note that you recorded gains on disposal of oil and gas properties for the cumulative period from August 1, 1993 through July
31, 2004. Please supplementally provide the details of the transactions primarily comprising the cumulative amount. For each transaction, clearly indicate how you determined it qualified for the recording of a gain under Canadian GAAP and Rule 4-10(c)(6)(i) of Regulation S-X for US GAAP. We may have further comment.

6. We understand that you have written down each of the book values of the Bengara, Yapen and GATB properties to $1 due to exploration risk and the overall uncertainty of drilling results on exploration properties. Please explain in more detail the facts and circumstances surrounding your decision and the manner by which you determined the impairment amounts for each period presented in your financial statements under Canadian and US GAAP.

Note 2. Significant Accounting Policies

7. We note several disclosures that do not appear to be relevant to your current scope of operations. For example, you disclose that costs related to each cost centre from which there is production are depleted and amortized on the unit-of-production method. Please review your significant accounting policies and consider removing any such disclosures as the inclusion of extraneous information can be confusing to readers of your financial statements.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of your amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Regina Balderas, Staff Accountant, at (202) 942-7768 or, in her absence, Jill Davis, Branch Chief, at (202) 942-
1996 if you have questions regarding comments on the financial statements and related matters. Direct questions relating to the engineering issues to Ronald Winfrey, Engineer, at (202) 942-1778. Direct questions relating to all other disclosure issues to the undersigned at (202) 942-1870. Direct all correspondence to the following ZIP code: 20549-0405.

							Sincerely,



							H. Roger Schwall
							Assistant Director

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Continental Energy Corporation
April 28, 2005
page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE